FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 31, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


   Exhibit         Date                     Description of Exhibit
   -------         ----                     ----------------------

       1       2005/05/27     IIJ to List on the Mothers market of the Tokyo
                              Stock Exchange

       2       2005/05/27     Notice on Unaudited Financial Results for Fiscal
                              Year Ended in March 31, 2005 and Targets for
                              Fiscal Year Ending March 31, 2006

       3       2005/05/27     Notice on the Board of Directors' Resolution
                              regarding the Issue of New Shares and Secondary
                              Offering

       4       2005/05/27     Condensed Consolidated Financial Results for the
                              Third Quarter of the Fiscal Year Ended March 31,
                              2005

       5       2005/05/28     Public Notice on Resolution of Board of Directors
                              for New Share Offering

       6       2005/05/30     IIJ Announces Director and Executive Officer
                              Nominations

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Internet Initiative Japan Inc.




Date:  May 31, 2005                By:  /s/ Koichi Suzuki
                                        ----------------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1
---------


    IIJ to List on the Mothers market of the Tokyo Stock Exchange


    TOKYO--(BUSINESS WIRE)--May 27, 2005--Internet Initiative Japan Inc. (IIJ, NASDAQ:IIJI), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it received notification that the Tokyo Stock Exchange has approved the listing of its shares of common stock on the Mothers market of the Tokyo Stock Exchange. IIJ believes that listing on the Mothers market will further expand its business by strengthening its presence in Japan and by providing additional financing options. The expected listing date is June 23, 2005.
    In connection with the Mothers listing, IIJ plans to issue 2,500 new shares and two shareholders, NIF Ventures Co., Ltd. and JAFCO Co., Ltd., which are Japanese venture capital firms, plan to sell 900 existing shares in an underwritten public offering in Japan. In addition, the lead underwriter will be provided by the selling shareholders with the option to purchase up to additional 500 shares to cover over-allotments, if any. The newly issued shares will comprise approximately 6.1% of IIJ's total shares after giving effect to the issuance. IIJ plans to use the proceeds from the issuance of the new shares for ongoing capital investment in operations and research and development.
    The offer price for the public offering in Japan will be based on the closing price of IIJ's American Depositary Receipts on the NASDAQ National market on the date prior to the pricing date subject to a discount determined in accordance with market demand. Pricing is expected to occur on a date between June 14 and June 16.
    Any shares sold in connection with the proposed offering have not been and will not be registered under the U.S. Securities Exchange Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.


    CONTACT: IIJ Corporate Communications,
             Tel: +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             URL: http://www.iij.ad.jp/

EXHIBIT 2
---------


  Notice on Unaudited Financial Results for Fiscal Year Ending Ended in March 31, 2005 and Targets for Fiscal Year Ending March 31, 2006


    TOKYO--(BUSINESS WIRE)--May 27, 2005--Internet Initiative Japan Inc. ("IIJ") would like to notify you that the unaudited consolidated and non-consolidated financial results for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) and the targets for consolidated and non-consolidated financial results for the fiscal year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) are as follows;

    Consolidated (Under generally accepted accounting principles in the United States of America

                 For the fiscal year or period ending
    (Expressed in millions of Japanese Yen (JPY) except per share, amounts less than JPY one million is omitted)

----------------------------------------------------------------
                      March 31, 2006        September 30, 2005
                      (Annual target)      (Semi-annual target)
                 -----------------------------------------------
                           % of                   % of
                   JPY     Total   YoY %   JPY    Total    YoY %
                         Revenues               Revenues
----------------------------------------------------------------
Revenues         46,330     100.0  111.1 19,980    100.0   104.1
----------------------------------------------------------------
Operating
 income (loss)    2,320       5.0  185.9    550      2.8   302.7
----------------------------------------------------------------
Income (loss)
 before income
 tax expense,
 minority
 interests and
 equity in net
 income of
 equity method
 investees        3,990       8.6  126.7  1,390      7.0 6,678.8
----------------------------------------------------------------
Net income
 (loss)           3,700       8.0  127.3  1,320      6.6       -
----------------------------------------------------------------
Basic and
 diluted net
 income (loss)
 per share                        90,553                  32,305
----------------------------------------------------------------


--------------------------------------------------------
                  March 31, 2005         March 31, 2004
                   (Unaudited)              (Actual)
                 ---------------------------------------
                           % of                   % of
                   JPY     Total   YoY %   JPY    Total
                         Revenues               Revenues
--------------------------------------------------------
Revenues         41,702     100.0  107.5 38,779    100.0
--------------------------------------------------------
Operating
 income (loss)    1,247       3.0      - (1,449)    (3.7)
--------------------------------------------------------
Income (loss)
 before income
 tax expense,
 minority
 interests and
 equity in net
 income of
 equity method
 investees        3,148       7.6      -   (467)    (1.2)
--------------------------------------------------------
Net income
 (loss)           2,906       7.0      - (2,270)    (5.9)
--------------------------------------------------------
Basic and
 diluted net
 income (loss)
 per share                        75,858         (71,606)
--------------------------------------------------------

    Non-consolidated

                 For the fiscal year or period ending
     (Expressed in million of Japanese Yen (JPY) except per share, amounts less than JPY one million is omitted)

----------------------------------------------------------------
                      March 31, 2006        September 30, 2005
                      (Annual target)      (Semi-annual target)
                 -----------------------------------------------
                           % of                   % of
                   JPY     Total   YoY %   JPY    Total    YoY %
                         Revenues               Revenues
----------------------------------------------------------------
Revenues         37,000     100.0  109.8 15,910    100.0   102.9
----------------------------------------------------------------
Operating
 income (loss)    1,300       3.5  203.7    290      1.8       -
----------------------------------------------------------------
Ordinary
 income (loss)    1,260       3.4  294.7    280      1.8       -
----------------------------------------------------------------
Net income
 (loss)           3,210       8.7  119.1  1,210      7.6       -
----------------------------------------------------------------
Basic and
 diluted net
 income (loss)
 per share                     78,560.94               29,613.31
----------------------------------------------------------------
Annual divided
 per share                             -                       -
----------------------------------------------------------------


--------------------------------------------------------
                  March 31, 2005         March 31, 2004
                   (Unaudited)              (Actual)
                 ---------------------------------------
                           % of                   % of
                   JPY     Total   YoY %   JPY    Total
                         Revenues               Revenues
--------------------------------------------------------
Revenues         33,711     100.0  108.1 31,198    100.0
--------------------------------------------------------
Operating
 income (loss)      638       1.9      -   (868)    (2.8)
--------------------------------------------------------
Ordinary
 income (loss)      427       1.3      - (1,160)    (3.7)
--------------------------------------------------------
Net income
 (loss)           2,695       8.0      - (1,932)    (6.2)
--------------------------------------------------------
Basic and
 diluted net
 income (loss)
 per share                     70,270.65      (60,841.46)
--------------------------------------------------------
Annual divided
 per share                             -               -
--------------------------------------------------------

    Notes:

    1. Both unaudited consolidated and non-consolidated financial results for the fiscal year ended March 31, 2005 have not been audited in accordance to the rule in Article 193-2 of Securities and Exchange Law (in Japan).
    2. Basic and diluted net income (loss) per share in the consolidated financial results for the fiscal year ended March 31, 2004 and March 31, 2005 are computed using the weighted-average number of shares of common stock outstanding during the fiscal year. Basic and diluted net income (loss) per share in the non-consolidated financial results for the fiscal year ended March 31, 2004 and March 31, 2005 are computed using the weighted-average number of shares of common stock in issuance during the fiscal year.
    3. Consolidated and non-consolidated basic and diluted net income per share for the period ending September 30, 2005 and the fiscal year ending March 31, 2006 is calculated assuming that 40,860 shares will be issued as of period end, including the 2,500 shares proposed to be issued in connection with the contemplated listing.
    4. Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimated and projections about its business and the industry. These forward -looking statements, such as targeted financial results, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any looking-forward statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


    CONTACT: Internet Initiative Japan Inc.
             Akihisa Watai, +81-3-5259-6500

EXHIBIT 3
---------

[English Translation]

                                                                    May 27, 2005

                                                                   Koichi Suzuki
                                          President, Chief Executive Officer and
                                                         Representative Director
                                                  Internet Initiative Japan Inc.
                                        1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
                                                                           Japan
                                                 (Code Number: 3774 TSE Mothers)
                                                          Contact: Akihisa Watai
                                           Director, Chief Financial Officer and
                                                        Chief Accounting Officer
                                                      Telephone: +81-3-5259-6500



 Notice on the Board of Directors' Resolution regarding the Issue of New Shares
 ------------------------------------------------------------------------------
                             and Secondary Offering
                             ----------------------

Internet Initiative Japan Inc. (the "Company") would like to announce that at the meeting of the Board of Directors held on May 27, 2005, the public offering of new shares and secondary offering of shares accompanying the proposed listing of its shares on the Mothers of the Tokyo Stock Exchange was resolved. The details of the resolution are as follows:

1. Public Offering of New Shares


      (1) Number of new shares to be   2,500 shares of common stock
          issued

      (2) Issue price                  To be determined on the date between Tuesday, June 14 to
                                       Thursday, June 16 (the "Pricing Date") by the method as
                                       prescribed in Article 7-2 of No.14 Rules of Fair
                                       Practice of the Japan Securities Dealers Association.

      (3) Amount of issue price not    Amount of the issue price determined pursuant to Item (2)
          to be included in stated     above, less the amount to be incorporated into the
          capital                      stated capital. The amount to be incorporated into the
                                       stated capital means one half of the issue price, and
                                       any fraction less than one yen remaining after the
                                       calculation shall be rounded up to the nearest yen.

      (4) Method of offering           Public underwriting offering. Daiwa Securities SMBC
                                       Co.Ltd., Nomura Securities Co., Ltd., Mizuho Securities
                                       Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Nikko
                                       Citigroup Limited, Shinko Securities Co., Ltd., Okasan
                                       Securities Co., Ltd., SMBC Friend Securities Co., Ltd.,
                                       Takagi Securities Co., Ltd., Maruhachi Securities Co.,
                                       Ltd., MONEX BEANS, Inc., Rakuten Securities, Inc. and
                                       Retela Crea Securities Co., Ltd. will jointly and
                                       severally subscribe for all shares.
                                       The offer price for the general public offering (offer
                                       price) will be determined by the method as prescribed in
                                       Article 7-2 of No.14 Rules of Fair Practice of the Japan
                                       Securities Dealers Association. The offer price will be
                                       determined in consideration of demand conditions and
                                       will be based on the closing price of the Company's
                                       American Depository Receipts ("ADR") on the U.S. NASDAQ
                                       National Market on the day before the Pricing Date. In
                                       the event that there is no closing price on that date,
                                       the closing price on the nearest preceding date will be
                                       used. The provisional terms are as follows. The ADR
                                       closing price will be multiplied by 2,000, the stock-ADR
                                       conversion rate. The resulting figure will be converted
                                       to yen using the Bank of Tokyo-Mitsubishi's telegraphic
                                       transfer middle rate on the Pricing Date. That figure
                                       will then be multiplied by a number from 0.90 to 1.00.
                                       Any remainders of less than one yen will be truncated.


Note:    This notice is intended as a press release for a general announcement concerning
         IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
         The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the
         United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.


      (5) Payment locations            Sumitomo Mitsui Banking Corporation, Tokyo Branch
                                       Mizuho Corporate Bank, Ltd., Head Office
                                       UFJ Bank Limited, Nihonbashi Branch

      (6) Underwriting contract        The Mitsubishi Trust and Banking Corporation, Head Office
                                       No underwriting fees will be paid. Instead, the total
                                       amount of the difference between the offer price for the
                                       general offering (offer price) and the price paid by the
                                       underwriters to IIJ will be retained by the
                                       underwriters.

      (7) Subscription period          Friday, June 17 to Tuesday, June 21, 2005. In
                                       consideration of demand conditions, the application
                                       period may be moved to an earlier period. The earliest
                                       dates to which the application period could be moved
                                       will be the period from Wednesday, June 15 to Friday,
                                       June 17, 2005.

      (8) Payment date                 Wednesday, June 22, 2005

      (9) Commencement date for        Friday, April 1, 2005
          accrual of dividends

      (10) Subscription deposit        Equal to the amount of the offer price for the general
                                       public offering (offer price).

      (11) Minimum subscription unit   1 share

      (12) The issue price, the amount of the issue price that will not be transferred to capital, and all other matters of importance concerning this issue will be decided by
           IIJ's President and Representative Director.

      (13) Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan.

2. Secondary Offering


      (1) Number of shares to be sold  1,400 shares of common stock

                                       (1) Shares sold through underwriting by the underwriters:
                                       900 shares of common stock

                                       (2) Shares sold through over-allotment: maximum of 500
                                       shares of common stock

      (2) Offer Price                  Same as the offer price described above in "1. Public
                                       Offering of New Shares."

      (3) Sellers and the number of    (1) Shares sold through underwriting by the underwriters
          shares to be sold            NIF Ventures Co., Ltd., 1-2-1 Kyobashi, Chuo-ku, Tokyo,
                                       650 shares
                                       JAFCO Co., Ltd., 1-8-2 Marunouchi, Chiyoda-ku, Tokyo,
                                       250 shares

                                       (2) Shares sold through over-allotment

Note:    This notice is intended as a press release for a general announcement concerning
         IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
         The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the
         United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.


                                       Daiwa Securities SMBC Co.Ltd., 1-8-1 Marunouchi, Chiyoda-
                                       ku, Tokyo, maximum of 500 shares

                                       Total of (1) and (2): maximum of 1,400 shares

      (4) Sales method                 (1) Shares sold through underwriting by the underwriters
                                       The full offering will be underwritten by Daiwa
                                       Securities SMBC. Compensation to the underwriters for
                                       the offering will consist of the total amount of the
                                       difference between the offer price and the underwriting
                                       price, which is the price paid by the underwriters to
                                       IIJ.
                                       (2) Shares sold through over-allotment
                                       After taking into consideration the demand conditions of
                                       the offering as specified above under "1. Public
                                       Offering of New Shares," Daiwa Securities SMBC Co.Ltd.
                                       will offer additional shares of IIJ common stock that it
                                       plans to borrow from shareholders. Depending on demand
                                       conditions, the offering through over-allotment may be
                                       by partially or entirely cancelled.

      (5) Subscription Period          Same as the subscription period specified above under "1.
                                       Public Offering of New Shares"

      (6) Transfer date                Thursday, June 23, 2005

      (7) Minimum subscription unit    1 share

      (8) Subscription deposit         Equal to the offer price

      (9) The offer price and all other matters required for this equity offering shall be decided by IIJ's president and representative director.

      (10) Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan. In addition, if the issuance of new shares via public offering is cancelled, the sale through underwriting by the underwriters and the sale through over-allotment will also be cancelled.

Note:    This notice is intended as a press release for a general announcement concerning
         IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
         The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the
         United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

[Reference]

1. Summary of Public Offering of New Shares and Secondary Offering

      (1) Number of shares to be
          issued and number of
          shares to be sold
          Number of new shares to be   2,500 shares of common stock
          issued
          Number of shares to be sold  (1) Sold through underwriting by the underwriters
                                       900 shares
                                       (2) Sold through over-allotment (*)
                                       Maximum of 500 shares

      (2) Demand reporting period      Wednesday, June 8 to Thursday, June 16, 2005.
                                       In accordance with demand conditions, the reporting
                                       period may be shortened. If it is changed, the shortest
                                       demand reporting period will be from Wednesday, June 8,
                                       to Tuesday, June 14, 2005.

      (3) Pricing Date                 Any date from Tuesday, June 14 through Thursday, June
                                       16, 2005

      (4) Subscription period          Friday, June 17, to Tuesday, June 21, 2005. In
                                       accordance with demand conditions, the subscription
                                       period may be changed to an earlier period. If it is
                                       changed, the earliest period will be from Wednesday,
                                       June 15, to Friday, June 17, 2005.

      (5) Share transfer date          Thursday, June 23, 2005

      (6) Dividend Value Date          Friday, April 1, 2005


      (*) Shares sold through over-allotment


The sale of shares through over-allotment is an additional offering that may be implemented by Daiwa Securities SMBC in accordance with investor demand. Accordingly, the number of shares to be offered through over-allotment is shown as the maximum number of shares, and it is possible that the number of shares will be reduced or that the offering via allotment will be eliminated based on demand conditions.

The IIJ common stock that will be sold through over-allotment will be borrowed by Daiwa Securities SMBC from IIJ shareholders for the purpose of the sale through over- allotment.

In the connection therewith, Daiwa Securities SMBC will be granted by IIJ shareholders an option (hereafter, "green-shoe option") to additionally acquire a maximum of 500 shares. The exercise period of the green shoe option will end July 15, 2005. Daiwa Securities SMBC will return the shares borrowed from IIJ shareholders using shares acquired through the exercise of the green-shoe option, the syndicate cover transaction described below, or both.

Also, during the period from June 23 to July 15, 2005 (hereafter, syndicate cover transaction period), Daiwa Securities SMBC may purchase shares of IIJ's stock on the Tokyo Stock Exchange (hereafter, syndicate cover transaction), for the purpose of returning shares borrowed from IIJ shareholders, with an upper limit of the number of shares offered through over-allotment.

Daiwa Securities SMBC does not plan to exercise the green-shoe option for the number of shares in the syndicate cover transaction. In addition, during the syndicate cover transaction period, Daiwa Securities SMBC may decide not to conduct the syndicate cover transaction or to conclude the transaction without purchasing the maximum number of shares.


Note:    This notice is intended as a press release for a general announcement concerning
         IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
         The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the
         United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

2. Change in Number of Shares Issued as a Result of this Capital Increase:

Current number of shares        38,360 shares
issued

Increase in number of shares    2,500 shares
issued

Number of shares issued after   40,860 shares
capital increase

3. Use of the Proceeds from the Issue

The total proceeds of approximately 1,880,000 thousand yen will be allocated to the future capital investment and research and development.

4. Distribution of Profits to Shareholders

     (1) Basic policy on the distribution of profits

      The Company has not paid dividends in the past years. The Company considers the payment of dividends to shareholders to be an important management issue. However, at the current time, the Company's policy is to give priority to securing funds to strengthen its financial position and to use for operational development. Therefore, there is possibility that the Company would not pay dividends for a while.

    (2) Specific plans to increase distribution of profits to shareholders in the future.

    The Company does not have any specific fixed plans at the current time.

5. Share Sales Policy

   With regard to sales of the new shares, considering such factors as the requirements of Tokyo Stock Exchange regulations related to meeting the required level of the number of shareholders and obtaining the proper level of distribution of the shares after listing, there may be sales made to investors that did not report their requirements for shares.

   With regard to sales to investors that reported their intention to purchase the new shares, the underwriters will follow their respective company regulations and procedures, and choose from the ranks of investors that reported their intention to purchase the new shares at or above the offering price to carry out such sales, taking into consideration, as a general principle, such factors as the degree of the investors' experience, their knowledge of securities investment, and their investing policies.

   Concerning sales to investors that did not report requirements for shares, the underwriters will make their decisions based on their respective company rules and regulations and, as a general principle, will consider such factors as knowledge and experience in securities investment, investing policies, and transactions with underwriters when making their decisions concerning such sales.

   Note: In the above section "4. Distribution of Profits to Shareholders," the section that refers to future distribution of profits does not guarantee a certain level of dividends and is based on current forecasts.


  The above represents a translation of the original version in the Japanese language.


                                      ###


Note:    This notice is intended as a press release for a general announcement concerning
         IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
         The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the
         United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

EXHIBIT 4
---------


[English Translation]


                                                                    May 27, 2005


Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.


      Condensed Consolidated Financial Results for the Third Quarter of the
                        Fiscal Year Ended March 31, 2005
                           (U.S. Accounting Standards)


                         Listed company   Internet Initiative Japan Inc.
                                          (URL: http://www.iij.ad.jp/)

                         Head quarters    1-105 Kanda Jinbo-cho, Chiyoda-ku,
                                          Tokyo Japan

                         Representative   Koichi Suzuki, President, Chief
                                          Executive Officer and Representative
                                          Director

                         Contact Akihisa Watai, Director, Chief Financial Officer and Chief Accounting Officer

                         Telephone        03-5259-6500

I. Financial Results


  Third quarter of the fiscal year ended March 2005 (from April 1, 2004 to December 31, 2004)


i. Operational results (Unaudited)

-------------------------- ----------------------- ---------------------- --------------------- --------------------

                            Third quarter of the   Third quarter of the
                             fiscal year ended       fiscal year ended         % increase        Fiscal year ended
                               March 31, 2004         March 31, 2005           (decrease)         March 31, 2004
-------------------------- ----------------------- ---------------------- --------------------- --------------------

                             (millions of yen)       (millions of yen)            (%)            (millions of yen)

Total revenues                       -                            29,448           -                         38,779
-------------------------- ----------------------- ---------------------- --------------------- --------------------

Operating income (loss)              -                               591           -                        (1,449)
-------------------------- ----------------------- ---------------------- --------------------- --------------------

Income    (loss)   before
income    tax     expense
(benefit)                            -                               763           -                          (467)
-------------------------- ----------------------- ---------------------- --------------------- --------------------

Net income (loss)                    -                               650           -                        (2,270)
========================== ======================= ====================== ===================== ====================

Total assets                         -                            45,259           -                         42,736
-------------------------- ----------------------- ---------------------- --------------------- --------------------

Total       shareholders'            -                            10,362           -                          6,214
equity
-------------------------- ----------------------- ---------------------- --------------------- --------------------

ii. Cash flows (Unaudited)

-------------------------- --------------------------- ------------------------------- -----------------------------

                              Third quarter of the
                            fiscal year ended March     Third quarter of the fiscal    Fiscal year ended March 31,
                                    31, 2004             year ended March 31, 2005                 2004
-------------------------- --------------------------- ------------------------------- -----------------------------

                               (millions of yen)             (millions of yen)              (millions of yen)

Net  cash   provided   by
operating activities                   -                                        2,697                         1,923
-------------------------- --------------------------- ------------------------------- -----------------------------

Net  cash   provided   by
(used    in)    investing
activities                             -                                          127                         (852)
-------------------------- --------------------------- ------------------------------- -----------------------------

Net    cash    used    in              -                                       (2,968)                      (7,668)
financing activities
-------------------------- --------------------------- ------------------------------- -----------------------------

Cash       and       cash
equivalent,     end    of
period (year)                          -                                       12,158                       12,284
-------------------------- --------------------------- ------------------------------- -----------------------------

Notes:


1. Comparisons with the third quarter of the previous fiscal year have not been included because the Company began quarterly disclosure of consolidated results in the format required by TSE rules from the third quarter of the fiscal year ended March 31, 2005.


2. The Company provides customers with a comprehensive range of connectivity services, value-added services, systems integration, and equipment sales as a combination. The Company does not classify results by segment because it implements combined marketing, advertising, and sales management of such services and does not regard them as separate segments.


3. In cash flows, the effect of exchange rate changes on cash and cash equivalent was a negative YEN 43 million in the previous fiscal year, ended March 31, 2004, and a positive YEN 18 million in the third quarter of the fiscal year ended March 31, 2005.


2. Performance Overview (from April 1, to December 31, 2004)


(1) Performance Overview


   In the third quarter of the fiscal year ended March 31, 2005, trends in Japan's economy were favorable. Although there were such uncertain factors as rising crude oil prices, consumer spending rose modestly, exports and industrial production were up, and corporate earnings were favorable.


   In the market for data communications, including the Internet, demand for reliable systems with respect to information management and security is growing in line with the establishment among corporations and government agencies of networks that enable efficient usage of information.


   In such an operating environment, during the third quarter of the fiscal year ended March 31, 2005, the Company focused on offering total solutions that provide customers with services comprehensively. Also, the Company focused efforts on curbing costs and raising capacity utilization.


   In the third quarter of the fiscal year ended March 31, 2005, the Company recorded revenues of YEN 29,448 million, operating income of YEN 591 million, income before income tax expense of YEN 763 million, and net income of YEN 650 million.

   The Company's performance by service area was as follows.

a.       Connectivity and Value-Added Services


   In dedicated access services, the Company focused on the construction and provision of network systems using Internet VPN services for corporate customers with multiple operational sites. Internet VPN services, which use the relatively lower-priced Flet's network for access lines, offer a low-cost alternative to the network systems that use conventional dedicated lines or frame relay lines. Contracts for dedicated access services increased significantly and contracted bandwidth per customer rose. Meanwhile, relatively higher-priced IP services saw the cancellation of certain large contracts and some customers shifted to new, inexpensive packages that use the Flet's network for access lines. As a result of such factors, revenues totaled YEN 8,531 million.


   In dial-up access services, sales of services for individuals such as IIJ4U declined, and revenues amounted to YEN 2,218 million.


   In value-added services, with the growing corporate outsourcing needs, sales of services related to security, network outsourcing, server outsourcing, and data centers were up. Consequently, revenues from value-added services stood at YEN 3,682 million.


   In other services, the Company leased network equipment, offered customer support through consolidated subsidiary Net Care, Inc., and sold Wide-area Ethernet services. As a result, revenues were YEN 2,190 million.


   As a result of the above, revenues from connectivity and value-added services totaled YEN 16,623 million. The cost of revenues from connectivity and value-added services declined mainly due to reduced backbone costs. Consequently, gross margin was YEN 2,158 million, and the gross margin ratio for connectivity and value-added services was 13.0%.


b. Systems Integration


   In the third quarter of the fiscal year ended March 31, 2005, the revenues from systems integration was YEN 10,501 million. Of that amount, the revenues from the services likely to generate monthly ongoing revenues, such as network operation and maintenance, was YEN 5,690 million.


   Systems integration accounted for gross margin of YEN 2,332 million, and the gross margin ratio was 22.2% mainly due to increased revenues from operation and consulting.


c. Equipment Sales


   In the third quarter of the fiscal year ended March 31, 2005, equipment sales generated revenues of YEN 2,322 million, which were related to sales of network equipment and equipment developed in-house by IIJ, such as SEIL routers, to customers. Gross margin amounted to YEN 174 million, while the gross margin ratio was 7.5%.


(2) Cash Flows


   Cash and cash equivalent at the end of the third quarter of the fiscal year ended March 31, 2005 totaled YEN 12,158 million.


(Net cash provided by operating activities)


   Net cash provided by operating activities was YEN 2,697 million.


(Net cash provided by investing activities)


   Net cash provided by investing activities amounted to YEN 127 million. Proceeds from sale of other investments such as available-for-sale securities of YEN 967 million offset purchase of property and equipment of YEN 480 million and acquisition of business of YEN 371 million.


(Net cash used in financing activities)


   Net cash used in financing activities totaled YEN 2,968 million. repayments of long-term and short-term borrowings of YEN 3,269 million, principal payments under capital leases of YEN 2,114 million, and the repurchase of convertible notes of YEN 745 million exceeded proceeds from long-term borrowings and proceeds from a securities loan agreement of YEN 2,972 million.

3. Outlook for the Fiscal Year Ended March 31, 2005


The outlook for the Company's consolidated results in the fiscal year ended March 31, 2005, is as follows.

-------------------- ----------------------- ----------------------- ----------------------- -----------------------

                         Total revenues         Operating income      Income before income         Net income
                                                                          tax expense
-------------------- ----------------------- ----------------------- ----------------------- -----------------------

                       (millions of yen)       (millions of yen)       (millions of yen)       (millions of yen)

      Outlook                        41,702                   1,247                   3,148                   2,906
-------------------- ----------------------- ----------------------- ----------------------- -----------------------

Note: The above performance projections are based on the information that was available to the Company on the date of release of this document. These performance projections have been prepared based certain assumptions and contain risks and uncertainties. Further, the Company's actual performance could differ significantly from projected figures due to a variety of factors including changes in operating conditions and market trends. At this time, the main foreseeable risks and uncertainties facing the Company include: 1) a decline in the willingness of corporations to invest in systems as a result of changes in the economic situation such as sluggishness in Japan's economy; 2) a reduction in the reliability of the Company's services resulting from the discontinuance of services due to various events; 3) changes in the procurement procedures or costs for such items as outsourcing or backbone lines required to provide services; 4) further competition or price competition with competitors; 5) an increase in the seasonal fluctuation of quarterly results; and 6) the effect of changes in the market value of stockholdings on business performance or financial position. With respect to these risks and uncertainties, please refer to the Company's securities registration statements and other financial documents, which the Company plans to release in adherence with Japan's laws and disclosure regulations, and to its Form 20-F and other documents that the Company files with the United States Securities and Exchange Commission in adherence with securities laws of the United States of America.

4. Financial Statements


   Third quarter of the fiscal year ended March 2005 (from April 1, 2004, to December 31, 2004)

(1) Quarterly Consolidated Balance Sheets (Unaudited)

-----------------------------------------------------------------------------------------------------------------

                                              At the end of the third quarter of  Consolidated balance sheets at
                                               the fiscal year ended March 31,     the end of the fiscal year
                                                           2005                      ended March 31, 2004
                                                  (As of December 31, 2004)          (As of March 31, 2004)
-----------------------------------------------------------------------------------------------------------------

                                        Note(s)     (thousands  of yen)    % of            (thousands      % of
                                                                          total              of yen)       total
-----------------------------------------------------------------------------------------------------------------

  ASSETS

  Current Assets:

    Cash and cash equivalent                                12,158,790                      12,284,239

    Accounts  receivable,   net  of
    allowance      for     doubtful
    accounts  of  YEN 20,975  thousand
    and    YEN 73,357    thousand   at
    December  31 and March 31, 2004      3                   6,231,361                       8,994,156
    respectively

    Inventories                                                372,144                         438,435

    Prepaid expenses                                           989,003                         557,703

    Other current assets                                       334,169                         325,422
                                             ----------------------------       -------------------------

      Total current assets                                  20,085,467    44.4              22,599,955    52.9

  Investments  in and  Advances  to
  Equity Method  Investees,  Net of
  Allowance  for Doubtful  Accounts
  of YEN 23,900  Thousand  at December    3                    759,585    1.7                  778,152     1.8
  31, 2004

  Other Investments                    2, 5                 11,072,053   24.4                7,931,893    18.6

  Property and Equipment--Net           4                   10,003,936   22.1                8,601,905    20.1

 Intangible Assets--Net                                        576,689    1.3                  141,341     0.3

 Guarantee Deposits                    4, 5                  2,050,305    4.5                2,075,123     4.9

  Other Assets, Net of Allowance for
  Doubtful Accounts of YEN 320,883
  Thousand and YEN 419,248 Thousand at
  December 31 and March 31, 2004,                              711,335    1.6                  608,556     1.4
  Respectively
                                             ----------------------------       -------------------------

        Total assets                                        45,259,370  100.0               42,736,925   100.0
                                             ----------------------------       -------------------------


-----------------------------------------------------------------------------------------------------------------

                                             At the end of the third quarter of  Consolidated balance sheets at
                                               the fiscal year ended March 31,     the end of the fiscal year
                                                           2005                      ended March 31, 2004
                                                  (As of December 31, 2004)          (As of March 31, 2004)
-----------------------------------------------------------------------------------------------------------------
                                        Note(s)     (thousands  of yen)    % of            (thousands      % of
                                                                          total              of yen)       total
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current Liabilities:

    Short-term borrowings              5                     4,825,844                      6,564,093

    Payable under securities loan
    agreement                          5                       722,800                              -

    Long-term borrowings--current
    portion                            5                     2,185,094                      1,548,246

    Convertible notes                  5                    11,088,000                     11,832,000

    Capital lease
    obligations--current portion       4                     2,784,469                     2,387,754

    Accounts payable                   3                     3,566,158                      7,187,976

    Accrued expenses                                           665,821                        454,366

    Other current liabilities          7                       780,267                        483,925
                                             ----------------------------       ------------------------

      Total current liabilities                             26,618,453    58.8             30,458,360     71.3

  Long-Term Borrowings                 5                     2,389,339     5.3              2,308,019      5.4

  Capital Lease
  Obligations--Noncurrent              4                     4,459,352     9.8              2,880,298      6.7

  Accrued Retirement and Pension
  Costs                                                        120,732     0.3                 72,687      0.2

  Other Noncurrent Liabilities                                 320,393     0.7                161,122      0.4
                                             ----------------------------       ------------------------

      Total Liabilities                                     33,908,269    74.9             35,880,486     84.0
                                             ----------------------------       ------------------------

  MINORITY INTEREST                                            988,964     2.2                642,311      1.5
                                             ----------------------------       ------------------------

  COMMITMENTS AND CONTINGENCIES        3, 6                          -                              -

  SHAREHOLDERS' EQUITY

    Common-stock--authorized,
    75,520 shares; issued and
    outstanding, 38,360 shares at
    March 31 and December 31, 2004                          13,765,372    30.4             13,765,372     32.2

    Additional paid-in capital                              23,637,628    52.2             23,637,628     55.3


    Accumulated deficit                                    (36,689,673)  (81.0)           (37,340,321)   (87.4)

    Accumulated other
    comprehensive income                                     9,692,810    21.4              6,195,449     14.5

    Treasury stock--120 shares held
    by an equity method investee                              (44,000)   (0.1)               (44,000)    (0.1)
                                             ----------------------------       ------------------------

      Total Shareholders' Equity                            10,362,137    22.9              6,214,128     14.5
                                             ----------------------------       ------------------------

  Total liabilities and                                     45,259,370   100.0             42,736,925    100.0
  shareholders' equity
                                             ----------------------------       ------------------------

-----------------------------------------------------------------------------------------------------------------

   See notes to quarterly consolidated financial statements.


(2) Quarterly Consolidated Statements of Operations (Unaudited)

 --------------------------------------------------------------------------------------------------------------

                                                                                Consolidated statements of
                                             Third quarter of the fiscal year   operations of the fiscal year
                                                 ended March 31, 2005             ended March 31, 2004
                                             (from April 1, 2004, to December  (from April 1, 2003 to March 31,
                                                       31, 2004)                       2004)
 --------------------------------------------------------------------------------------------------------------

                                                                      of        (thousands of yen)    % of
                                               (thousands of yen)   % total                            total
                                   Note(s)                           revenue                          revenue
 --------------------------------------------------------------------------------------------------------------

   Revenues:                        3

     Connectivity and
   value-added services:

       Dedicated access                                  8,531,798                        12,862,132

       Dial-up access                                    2,218,688                         3,088,498

       Value-added services                              3,682,914                         4,296,228

       Other                                             2,190,473                         2,117,794
                                            -------------------------        --------------------------

            Total                                       16,623,873                        22,364,652

     Systems integration                                10,501,959                        11,847,687

     Equipment sales                                     2,322,386                         4,567,123
                                            -------------------------        --------------------------

           Total revenues                               29,448,218    100.0               38,779,462   100.0
                                            -------------------------        --------------------------

   Cost and Expenses:

     Cost of connectivity and
   value-added services             3, 4                14,465,368                        20,047,438

     Cost of systems integration                         8,169,863                         9,851,726

     Cost of equipment sales                             2,147,704                         4,346,243
                                            -------------------------        --------------------------

           Total cost                                   24,782,935     84.2               34,245,407    88.3

     Sales and marketing                                 2,058,342      7.0                3,527,490     9.1

     General and administrative                          1,866,051      6.3                2,098,481     5.4

     Research and development                              149,011      0.5                  357,968     0.9
                                            -------------------------        --------------------------

          Total cost and expenses                       28,856,339     98.0               40,229,346   103.7
                                            -------------------------        --------------------------

     Operating Income (Loss)                               591,879      2.0              (1,449,884)    (3.7)
                                            -------------------------        --------------------------

   Other Income (Expenses):

     Interest income                                         8,655                            37,516

     Interest expense                                     (506,163)                         (702,036)

     Foreign exchange losses                                (2,168)                           (6,493)

     Gain on other investments      2                      596,721                         1,412,858

     Gain on sale of securities
   of equity method investees                               25,933                                 -


     Other--net                                             48,757                           240,375
                                            -------------------------        --------------------------

       Other income                                        171,735      0.6                  982,220     2.5
   (expenses)--net
                                            -------------------------        --------------------------

     Income (Loss) from
   operations before Income Tax
   Expense (Benefit)                                       763,614      2.6                 (467,664)   (1.2)

     Income Tax Expense
   (Benefit)                                                70,031      0.2                   32,536     0.1

     Minority    Interests    in
   Consolidated Subsidiaries                               (46,693)    (0.2)                 235,812     0.6

   Equity in Net Income (Loss)
   of Equity Method Investees:      3

     Equity method net income
   (loss)                                                    3,758      0.0                 (286,317)   (0.8)

     Impairment loss on
   investment, advance and
   deposits for Crosswave                                        -                        (1,719,981)   (4.4)
                                            -------------------------        --------------------------

     Total equity in net
   income (loss) of equity
   method investees                                          3,758      0.0               (2,006,298)   (5.2)
                                            -------------------------        --------------------------
                                                           650,648      2.2              (2,270,686)   (5.9)
     Net Income (Loss)
                                            -------------------------        --------------------------

 --------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------


                                   Note(s)                                          Consolidated statements of
                                            Third quarter of the fiscal year     operations of the fiscal year
                                              ended March 31, 2005                  ended March 31, 2004
                                             (from April 1, 2004,              (from April 1, 2003 to March 31,
                                             to December 31, 2004)                         2004)
---------------------------------------------------------------------------------------------------------------

    Weighted-Average Number of                             38,312                           31,711
    Common Shares Outstanding

    Basic and Diluted Net
    Income (Loss) per Common
    Share                                                  16,983                         (71,606)
---------------------------------------------------------------------------------------------------------------

   See notes to quarterly consolidated financial statements.



(3) Consolidated Statements of Shareholders' Equity (Capital Deficiency) (Unaudited)


Consolidated statements of shareholders' equity (capital deficiency) for the third quarter of the fiscal year ended March 31, 2005


                                                                                         (Unit: Thousands of yen)

------------------------------------------------------------------------------------------------------------------------

                           Number of
                           shares of
                             common
                             stock                                               Accumulated
                           outstanding               Additional                      other
                           (including                 paid-in     Accumulated   comprehensive  Treasury
                            treasury  Common stock    capital       deficit        income        stock       Total
                             stock)
------------------------------------------------------------------------------------------------------------------------
 Balance, April 1, 2004        38,360   13,765,372   23,637,628   (37,340,321)      6,195,449  (44,000)      6,214,128


  Net income for the
  nine months ended
  December 31, 2004                                                   650,648                                 650,648

  Other comprehensive
  income, net of tax                                                               3,497,361                3,497,361
                                                                                              --------------------------

  Total comprehensive                                                                                       4,148,009
  income
                          ----------------------------------------------------------------------------------------------

  Balance, December 31,
  2004                        38,360   13,765,372   23,637,628   (36,689,673)      9,692,810   (44,000)    10,362,137
                          ----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

   See notes to consolidated financial statements for the third quarter of the fiscal year ended March 31, 2005.


Consolidated statements of shareholders' equity (capital deficiency) for the year ended March 31, 2004


                                                                         (Unit: Thousands of yen)

------------------------------------------------------------------------------------------------------------------------

                           Number of
                           shares of
                             common
                             stock                                               Accumulated
                           outstanding               Additional                      other
                           (including                 paid-in     Accumulated   comprehensive  Treasury
                           treasury  Common stock    capital       deficit        income        stock       Total
                             stock)
------------------------------------------------------------------------------------------------------------------------
  Balance, April 1, 2003      22,480    7,082,336   17,068,353   (35,069,635)        914,610              (10,004,336)


  Net income for the
  year ended March 31,
  2004                                                            (2,270,686)                              (2,270,686)

  Other comprehensive
  income, net of tax                                                               5,280,839                5,280,839
                                                                                              --------------------------

  Total comprehensive                                                                                       3,010,153
  income


  Issuance of common
  stock --net of cost of
  issuance                    15,880    6,683,036    6,569,275                                             13,252,311

  Purchase of common                                                                            (44,000)
  stock by an equity
  method investee                                                                                             (44,000)
                          ----------------------------------------------------------------------------------------------

  Balance, March 31,
  2004                        38,360   13,765,372   23,637,628   (37,340,321)      6,195,449    (44,000)    6,214,128
                          ----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

(4) Quarterly Consolidated Statements of Cash Flows (Unaudited)




--------------------------------------------------------------------------------------------------------------------

                                                                                Summarized statements of cash flows
                                             Third quarter of the fiscal year   of the fiscal year ended March 31,
                                                   ended March 31, 2005                        2004
                                             (from April 1, 2004, to December    (from April 1, 2003 to March 31,
                                                         31, 2004)                            2004)
                                            ------------------------------------------------------------------------

                                                    (thousands of yen)                  (thousands of yen)
--------------------------------------------------------------------------------------------------------------------

  Operating Activities:
    Net Income (loss)                                                 650,648                          (2,270,686)


    Adjustments to reconcile net income (loss) to net cash provided by operating activities:

      Depreciation and amortization                                 3,132,149                           4,008,324

      Provision for doubtful accounts                                 (11,423)                            449,164

      Loss (gains) on other
  investments                                                        (596,721)                         (1,412,858)

      Foreign exchange losses (gains)                                  (6,825)                              5,124

      Gain (loss) on retirement of
  convertible notes                                                     5,195                             (88,975)

      Equity method net income (loss)                                  (3,758)                            286,317

      Impairment loss on investment,
      advance and deposits for
      Crosswave                                                             -                           1,719,981

      Minority interest in net income
  (loss) of consolidated subsidiaries                                  46,693                            (235,812)

      Deferred income tax expense                                         633                               1,976

      Others                                                          139,140                             163,280

    Changes in operating assets and liabilities:

      Decrease in accounts receivable                               2,813,766                             784,728

      Decrease (increase) in
      inventories                                                      64,963                             (30,813)

      Decrease in accounts payable                                 (3,513,394)                         (1,132,209)

      Others                                                          (23,621)                           (324,175)
                                            ------------------------------------------------------------------------

      Net cash provided by operating                                2,697,445                           1,923,366
      activities
                                            ------------------------------------------------------------------------


  Investing Activities:

    Purchase of property and equipment                              (480,591)                          (1,657,302)

    Purchase of other investments                                    (10,227)                            (325,665)

    Proceeds from sale of other
  investments                                                         967,367                           2,170,584

    Deposit of restricted cash for,
    purchase of stock purchase right
    of and advance to Crosswave                                             -                          (1,719,981)

    Refund of guarantee deposits-net                                   26,497                             674,018

    Acquisition of business                                          (371,011)                                  -

    Others                                                             (4,976)                              5,883
                                            ------------------------------------------------------------------------

      Net cash provided by (used in)                                  127,059                            (852,463)
      investing activities
                                            ------------------------------------------------------------------------

  Financing Activities:

    Proceeds from issuance of
  long-term borrowings                                              2,250,000                             400,000

    Repayments of long-term borrowings                             (1,531,832)                         (1,943,735)

    Proceeds from securities loan
  agreement                                                           722,800                                   -

    Principal payments under capital
  leases                                                           (2,114,447)                         (2,733,012)

    Net increase (decrease) in
  short-term borrowings                                            (1,738,250)                           1,740,495

    Repurchase of convertible notes                                  (745,488)                         (3,047,460)

    Proceeds from issuance of common
    stock, net of issuance cost                                             -                          13,252,311

    Proceeds from issuance of
    subsidiary stock                                                  188,632                                   -
                                            ------------------------------------------------------------------------

      Net cash provided by (used in)                              (2,968,585)                           7,668,599
      financing activities
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------

                                                                                Summarized statements of cash flows
                                             Third quarter of the fiscal year   of the fiscal year ended March 31,
                                                   ended March 31, 2005                        2004
                                             (from April 1, 2004, to December    (from April 1, 2003 to March 31,
                                                         31, 2004)                            2004)
--------------------------------------------------------------------------------------------------------------------

                                                    (thousands of yen)                  (thousands of yen)
                                            ------------------------------------------------------------------------

    Effect of Exchange Rate Changes                                    18,632                            (43,615)
    on Cash
                                            ------------------------------------------------------------------------


    Net Increase (Decrease) in Cash
  and Cash Equivalents                                               (125,449)                          8,695,887

    Cash and Cash Equivalents,
  Beginning of Quarter (Year)                                      12,284,239                           3,588,352
                                            ------------------------------------------------------------------------

    Cash and Cash Equivalents, End of                              12,158,790                          12,284,239
  Quarter (Year)
                                            ------------------------------------------------------------------------


  Additional Cash Flow Information:

    Interest paid                                                     441,685                             625,248

    Income taxes paid                                                  28,837                              48,413


  Noncash Investing and Financing
  Activities:

    Acquisition of assets by entering
    into capital leases                                             4,181,874                           1,865,309

   Exchange of common stock
   investment due to merger

       Market value of common shares
       acquired                                                        37,950                                   -

       Cost of investment                                               2,500                                   -

--------------------------------------------------------------------------------------------------------------------

   See notes to quarterly consolidated financial statements.


Basis of Presenting Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ended March 31, 2005


1. The Terminology, Form, and Preparation Methods for Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ended March 31, 2005


The financial statements for the third quarter of the fiscal year ended March 31, 2005, have been prepared in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999), and based on the accounting treatment principles and procedures and disclosure methods required in relation to the issuance of American Depository Receipts ("ADRs") (primarily generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS"), and related interpretation guidelines).


IIJ registered the sale of ADRs with the Securities and Exchange Commission ("SEC") of the United States of America under the Securities and Exchange Act of 1933, as amended and registered the quotation of the ADRs on the NASDAQ National Market of the United States of America in August 1999. Further, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended, IIJ regularly files with the SEC an annual report on Form 20-F which includes consolidated financial statements prepared in accordance with U.S. GAAP.


2. Main Differences from Preparation in Accordance with Provisions and Principles for Interim Consolidated Financial Statements


The main differences between consolidated financial statements for the third quarter of the fiscal year ended March 31, 2005 prepared in accordance with U.S accounting standards and those prepared in accordance with Japan's provisions and principles for interim consolidated financial statements and the effect on important monetary items and on income before income tax expense in the third quarter of the fiscal year ended March 31, 2005 are given below.


(1) Differences Regarding the Composition of Consolidated Financial Statements


Consolidated financial statements have been prepared based on accounting standards of the United States of America comprise consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders' equity, consolidated statements of cash flows, and notes to consolidated financial statements.


(2) Differences Regarding Disclosure in Consolidated Financial Statements


In consolidated statements of operations, equity in net income of equity method investees is shown as a separate item after income from operations before income tax expense.


(3) Differences Regarding Accounting Treatment Standards


a. Income taxes


Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Changes in the deferred income tax asset valuation allowance that relate to the tax effect of unrealized gains and losses on available-for-sale securities have been recorded as a separate component of other comprehensive income.


b. Accounting treatment of lease transactions


The Company accounts for significant lease transaction agreements that fulfill the requirements for capitalized leases as stipulated by SFAS No. 13, in accordance with SFAS. As a result, finance lease transactions, other than those that recognize transfer of ownership to the lessee, are treated as purchases. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment of lease transactions resulted in a YEN 32,153 thousand reduction in income from operations before income tax expense.


c. Securities


The Company accounts for securities received as the result of exchanges associated with mergers with other companies using the fair value based on Accounting Principles Board (APB) Opinion No. 29. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment resulted in a YEN 35,450 thousand increase in income from operations before income tax expense.

d. Bond issuance cost


Bond issuance cost is recorded in other assets and amortized over the bond redemption period. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment resulted in a YEN 60,180 thousand reduction in income from operations before income tax expense.


e. Stock issuance cost


Stock issuance cost is accounted for as expenses related to capital transactions and deducted from additional paid-in capital. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment resulted in a YEN 33,263 thousand increase in income from operations before income tax expense.


f. Retirement benefit accounting


Unfunded retirement benefits and noncontributory defined benefit pension plans are accounted for in accordance with SFAS No. 87. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment resulted in a YEN 1,758 thousand reduction in income from operations before income tax expense.


g. Comprehensive income


Comprehensive income is accounted for in accordance with SFAS No. 130 "reporting comprehensive income." SFAS requires additional disclosure of information in consolidated financial statements. In the third quarter of the fiscal year ended March 31, 2005, this accounting treatment did not result in any change in income before income from operations before income tax expense.

Notes to Quarterly Consolidated Financial Statements for the third quarter of the fiscal year ended March 31, 2005


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Internet Initiative Japan Inc. ("IIJ"), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services and is 31.6 percent owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary, NTT Communications Corporation as of December 31, 2004. IIJ and consolidated subsidiaries (collectively, the "Company") provide connectivity services throughout Japan and into the United States of America and value-added services. Also, the Company provides Internet access services into the rest of Asia through a direct connection to the A-Bone, an Internet backbone that is operated by IIJ's equity method investee, Asia Internet Holding Co., Ltd. The Company's operations include systems integration and equipment sales, which mainly comprise consulting, design, development, construction, operation, and maintenance for Internet-related systems; equipment sales in relation to equipment procurement for the construction of systems; and other Internet-related services.


The Company manages its business and measures results based on a single Internet-related services industry segment including revenues from systems integration. Substantially, all revenues are from customers operating in Japan.


The accompanying consolidated financial statements for the third quarter of the fiscal year ended March 31, 2005 have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company recorded operating income in the third quarter of the fiscal year ended March 31, 2005, however, the Company has incurred operating losses and net losses in each of the past six fiscal years, with the exception of operating income recorded in the year ended March 31, 2002.


As of December 31, 2004, the Company had indebtedness of YEN 28,454,898 thousand including convertible notes of YEN 11,088,000 thousand due March 2005 and negative working capital of YEN 6,532,986 thousand. Although the Company is considering various alternatives to increase revenues and improve profitability, there can be no assurance that these actions and efforts will be successful. However, the management believes that as of December 31, 2004, the Company's cash and cash equivalents of YEN 12,158,790 thousand and available-for-sale securities of YEN 10,006,681 thousand, including common stock investment in a single Japanese company of YEN 8,735,616 thousand, cash provided by operating activities, and continuing bank financing should provide the Company with sufficient resources to redeem the convertible notes and meet its other near term cash requirements.


Certain Significant Risks and Uncertainties
-------------------------------------------


The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix and overall demand for products offered by the Company; changes in certain strategic relationships or customer relationship; litigation or claims against the Company based on intellectual property, product, regulatory or other factors; risk associated with change in domestic and international economic and/or political conditions or regulations; and fluctuation in stock price of available-for-sale securities which the Company owns.


The Company relies on telecommunications carriers, including NTT Communications Corporation ("NTT Communications") for a significant portion of network backbone, and Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, electric power companies and their affiliates for local connections to customers, and third-party suppliers for the use of hardware components such as routers and servers. The Company believes that its use of multiple carriers, suppliers, and alternative facilities significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services or the inability of suppliers to deliver hardware components on a timely basis or to develop alternative sources of components could have an adverse effect on operating results.


Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company's management believes that the risk associated with accounts receivable is mitigated by the large number of customers comprising its customer base.


Summary of Significant Accounting Policies

Basis of Presentation
---------------------


IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to generally accepted accounting policies in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.


Consolidation
-------------


The consolidated financial statements for the third quarter of the fiscal year ended March 31, 2005 include the accounts of IIJ and all of its subsidiaries:
Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ Technology"), IIJ Media Communications Inc. ("MC"), IIJ Financial Systems, Inc. ("IIJ-FS"), and IIJ America, Inc. ("IIJ America"), which have third quarters ended December 31, except for IIJ America. IIJ America's third quarter end is September 30 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of December 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.


Use of Estimates
----------------


The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on investment in and advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.


Revenue Recognition
-------------------


Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.


Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and wide-area network services, which offer connectivity services for the construction of networks that connect a customer's multiple operational sites. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.


Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.


Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring, and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design include multiple element arrangements such as planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.


Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" are met.

From the third quarter of the fiscal year ended March 31, 2005, the Company adopted EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities with respect to when revenue should be recognized and how arrangement consideration should be measured. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company's consolidated financial position or results of operations.


Cash and Cash Equivalents
-------------------------


Cash and cash equivalents includes time deposit and readily marketable securities with original maturities of three months or less.


Allowance for Doubtful Accounts
-------------------------------


An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.


Other Investments
-----------------


In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.


The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.


Non-marketable equity and debt securities are carried at cost, however, if the value of a security has declined and is judged to be other than temporary, the security is written down to the estimated fair value.


Inventories
-----------


Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.


Property and Equipment
----------------------


Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.


The useful lives for depreciation and amortization by major asset classes are as follows:

--------------------------------------------------------------------------------

                                                        Range of Useful Lives
--------------------------------------------------------------------------------

  Data communications, office and other equipment        2 to 15 years

  Leasehold improvements                                 3 to 15 years

  Purchased software                                           5 years

  Capitalized leases                                      4 to 7 years
--------------------------------------------------------------------------------

Impairment of Long-Lived Assets
-------------------------------


Long-lived assets consist principally of property and equipment, including those items leased under capital leases. On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial position and results of operations. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets in the third quarter of the fiscal year ended March 31, 2005.


Goodwill and Intangible Assets
------------------------------


On April 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the statement, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date. Upon the adoption of the statement, the Company ceased the amortization of goodwill recorded in past business combinations and acquisitions. Additionally, the Company ceased the amortization of intangible assets that are deemed to have indefinite lives. As required by SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined them to be appropriate. In the third quarter of the fiscal year ended March 31, 2005, the Company recorded impairment loss on goodwill and intangible assets of YEN 25,954 thousand.


Income Taxes
------------


The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.


Foreign Currency Transactions
-----------------------------


Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using exchange rates at the end of the quarter and the resulting transaction gain or loss is recognized in earnings.


Derivative Financial Instruments
--------------------------------


In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"), the Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately.


The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.


Stock-Based Compensation
------------------------


The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the third quarter of the fiscal year ended March 31, 2005.

Advertising
-----------


Advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share
--------------------------------------


Basic and diluted net income per share are computed using the weighted-average number of shares of common stock outstanding during the third quarter of the fiscal year ended March 31, 2005. IIJ's potential common shares, shares issuable upon exercise of stock options or conversion of convertible notes, have been excluded from the computation of diluted net income per share for the third quarter of the fiscal year ended March 31, 2005 because the exercise price of stock options is higher than the average market price of common stock and the effect of conversion of convertible notes would be antidilutive. Diluted net income per share does not include the effects of the following potential common shares:

--------------------------------------------------------------------------------------------------------------------

                                                              At the end of the third quarter of the fiscal year
                                                                             ended March 31, 2005
                                                                           (As of December 31, 2004)
--------------------------------------------------------------------------------------------------------------------

  Shares issuable under stock options                                                                     545

  Shares  issuable  related  to  convertible  notes  on an
  "as-if-converted" basis                                                                                 558
--------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss)
---------------------------------


Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.


2. OTHER INVESTMENTS
--------------------


Pursuant to SFAS No. 115, all of the Company's marketable equity securities, principally marketable shares of common stock of Japanese companies, were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2004, and at December 31, 2004, is as follows:


                                                                                         (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                      At the end of the third quarter of the fiscal             At the end of the fiscal year ended March 31,
                              year ended March 31, 2005                                         2004
                             (As of December 31, 2004)                                 (As of March 31, 2004)
--------------------------------------------------------------------------------------------------------------------

                        Cost    Unrealized  Unrealized   Fair Value     Cost    Unrealized  Unrealized  Fair Value
                                   Gains      Losses                              Gains       Losses
--------------------------------------------------------------------------------------------------------------------


  Available-for-sale-- 296,199   9,710,560         78    10,006,681   351,120   6,225,560       3,695   6,572,985
  Equity securities
--------------------------------------------------------------------------------------------------------------------

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004:


                                                                                          (Unit: Thousands of yen)

--------------------- ------------------------------- ------------------------------- -------------------------------

                           Less than 12 Months              12 Months or More                     Total
--------------------- ------------------------------- ------------------------------- -------------------------------

                        Fair Value      Unrealized      Fair Value      Unrealized      Fair Value      Unrealized
                                          Losses                          Losses                          Losses
--------------------- --------------- --------------- --------------- --------------- --------------- ---------------

Marketable equity            1,303              78               -               -           1,303              78
securities
--------------------- --------------- --------------- --------------- --------------- --------------- ---------------

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2004:


                                                                                          (Unit: Thousands of yen)

---------------------------------------------------------------------------------------------------------------------

                          Less than 12 Months              12 Months or More                     Total
---------------------------------------------------------------------------------------------------------------------

                      Fair Value       Unrealized     Fair Value   Unrealized Losses  Fair Value   Unrealized Losses
                                         Losses
---------------------------------------------------------------------------------------------------------------------
  Marketable
  equity
  securities                     -               -         10,300            3,695         10,300            3,695
---------------------------------------------------------------------------------------------------------------------

The Company regularly reviews all of the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.


Other  investments  include   nonmarketable   equity  and  debt  securities
amounting to YEN 1,065,372 thousand and YEN 1,358,908 thousand at the end of the third quarter ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, respectively.


Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect decline in value considered to be other than temporary, totaling
YEN 34,051 thousand and YEN 70,627 thousand, respectively, for the third quarter of the fiscal year ended March 31, 2005. For the previous fiscal year, ended March 31, 2004, such losses on write-down of investments in certain nonmarketable equity and debt securities were YEN 229,944 thousand. With respect to marketable equity securities, gain on exchange of securities of YEN 35,450 thousand, included in other income (expense), for the third quarter of the fiscal year ended March 31, 2005, represented a non-monetary gain upon the exchange of marketable common shares in a merger transaction.


Proceeds from the sale of available-for-sale securities were YEN 643,771 thousand for the third quarter of the fiscal year ended March 31, 2005 and YEN 122,650 thousand for the year ended March 31, 2004. Gross realized gain of YEN 587,449 thousand was included in other income (expense) for the third quarter of the fiscal year ended March 31, 2005. Gross realized gain of YEN 55,965 thousand and gross realized loss of YEN 8,925 thousand were included in other income (expense) for the previous fiscal year, ended March 31, 2004. In November 2003, IIJ sold all of its shares of DLJdirectSFG Securities Inc. (now, Rakuten Securities, Inc.), which had been held as other investments. Proceeds and gross realized gain from this sale were YEN 1,946,875 thousand and YEN 1,571,875 thousand, respectively.


3. Investments in and Advances to Equity Method Investees
---------------------------------------------------------


IIJ utilizes various  business units in Japan and neighboring  countries to form and operate its Internet business. Businesses operated by its equity method investees include connectivity services in Asian countries -- (Asia Internet Holding Co., Ltd., "AIH"), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), Web page design services (atom Co., Ltd.), and data center services in South Korea (i-Heart Inc., "i-Heart").


IIJ owns at least 20 percent and at most 50 percent of such equity method investees. IIJ accounts for investments in equity method investees using the equity method because it has significant influence over their business and financial policies.


IIJ's transactions with these equity method investees include cost and revenue related to connectivity with AIH.


The Company had no guarantees or commitments to the equity method investees as of March 31, 2004, or as of December 31, 2004.


The aggregate amounts of balances and transactions of the Company with these equity method investees at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004 were summarized as follows. However, the aggregate amounts of balances and transactions of the Company with former equity method investee Crosswave Communications Inc. ("Crosswave") as of March 31, 2004, and for the year ended March 31, 2004, have not been included.


                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                                               Third Quarter of the Fiscal Year          Fiscal year ended March 31,
                                                     Ended March 31, 2005                             2004
--------------------------------------------------------------------------------------------------------------------

                                                (As of December 31, 2004)             (As of March 31, 2004)

  Accounts receivable                                                 144,240                              95,555

  Accounts payable                                                     95,485                              14,152

                                            (from April 1, 2004 to December     (from April 1, 2003 to March 31,
                                                       31, 2004)                             2004)

  Revenues                                                            931,160                           1,329,482

  Costs and expenses                                                  858,212                           1,245,607
--------------------------------------------------------------------------------------------------------------------

During the third quarter of the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2004, the Company did not receive any dividends from its equity method investees.


The Company's investments in and advances to equity method investees and respective ownership percentage at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, consisted of the following:

--------------------------------------------------------------------------------------------------------------------

                                 At the end of the third quarter of the           At the end of the fiscal year ended March
                                   fiscal year ended March 31, 2005                         31, 2004
                                        (As of December 31, 2004)                     (As of March 31, 2004)
--------------------------------------------------------------------------------------------------------------------

                                        Ownership (%)     (thousands of yen)    Ownership (%)     (thousands of yen)
--------------------------------------------------------------------------------------------------------------------

  AIH                                         26.69             331,180                26.69              362,134

  Multifeed                                   28.56             239,446                28.30              197,927

  atom                                        40.00             145,344                40.00              148,409

  Other (including i-Heart)                                      43,615                                    69,682
--------------------------------------------------------------------------------------------------------------------

             Total                                              759,585                                   778,152
--------------------------------------------------------------------------------------------------------------------

The advances to the equity method investees, included in the above, at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, were as follows. However, the amount at the end of the third quarter of the fiscal year ended March 31, 2005, has been reduced by an allowance for doubtful receivables of YEN 23,900 thousand.


                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                                 At the end of the third quarter of the           At the end of the fiscal year ended March
                                   fiscal year ended March 31, 2005                         31, 2004
                                        (As of December 31, 2004)                     (As of March 31, 2004)
--------------------------------------------------------------------------------------------------------------------

  i-Heart                                                              27,346                              51,246
--------------------------------------------------------------------------------------------------------------------

                   Total                                               27,346                              51,246
--------------------------------------------------------------------------------------------------------------------

With respect to the above advances to i-Heart Inc., the Company has received securities that it has the right to dispose of freely as a protection of accounts receivable. At the end of the third quarter of the fiscal year ended March 31, 2005, the fair value of those securities was YEN 27,346 thousand.

4. Leases
---------


The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, "Accounting for leases" have been classified as capital leases and the others have been classified as operating leases.


Operating Leases
----------------


The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone connectivity at the end of the third quarter of the fiscal year ended March 31, 2005, are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of six years, with a significant penalty for cancellation (25 percent or 35 percent of the aggregate lease charge). The leases for international backbone connectivity at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, are entered into with carriers for lease periods ranging from one to two years and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.


Refundable guarantee deposits at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, consist of the following:


                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                                                At the end of the third quarter
                                                 of the fiscal year ended March    At the end of the fiscal year
                                                            31, 2005                    ended March 31, 2004
                                                   (As of December 31, 2004)           (As of March 31, 2004)
--------------------------------------------------------------------------------------------------------------------

  Head office                                                         1,705,036                         1,705,036

  Sales and subsidiaries offices                                        299,696                           324,003

  Others                                                                 45,573                            46,084
--------------------------------------------------------------------------------------------------------------------

  Total refundable guarantee deposits                                 2,050,305                         2,075,123
--------------------------------------------------------------------------------------------------------------------

Lease expenses related to backbone lines for the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004, amounted to YEN 2,719,842 thousand, and YEN 4,719,638 thousand, respectively. Lease expenses for local access lines for the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004, which are only attributable to dedicated access revenues, amounted to YEN 2,891,741 thousand and YEN 3,500,468 thousand, respectively. Other lease expenses for the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004, amounted to YEN 2,439,885 thousand and YEN 3,786,739 thousand, respectively.


The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling YEN 314,432 thousand and YEN 88,895 thousand for the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004, respectively.


Capital Leases
--------------


The Company conducts its connectivity and other Internet-related services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to YEN 12,707,450 thousand and YEN 5,633,547 thousand at the end of the third quarter of the fiscal year ended March 31, 2005, and YEN 10,420,774 thousand and YEN 5,422,186 thousand at the end of the fiscal year ended March 31, 2004, respectively.


At the end of the third quarter of the fiscal year ended March 31, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:



                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                                    Connectivity Lines        Other Operating Leases          Capital Leases
                                     Operating Leases
--------------------------------------------------------------------------------------------------------------------

  Through December 31, 2005                     89,832                   1,734,480                   2,784,469

  January 1, 2006, and
  thereafter                                    48,920                     795,370                   4,459,352
--------------------------------------------------------------------------------------------------------------------

At the end of the fiscal year ended March 31, 2004, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:


                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------




                                    Connectivity Lines
                                     Operating Leases         Other Operating Leases
                                                                                              Capital Leases
--------------------------------------------------------------------------------------------------------------------

  Through March 31, 2005                          190,176                   1,722,343                   2,387,754

  April 1, 2005, and
  thereafter                                       45,088                   1,797,657                   2,880,298
--------------------------------------------------------------------------------------------------------------------

Future minimum lease payments have not been deducted by future minimum revenues from non-cancelable subleases. Revenues from non-cancelable subleases of YEN 473,741 thousand, YEN 96,786 thousand, YEN 412,430 thousand, and YEN 393,583 thousand, are expected for the years ended December 31, 2005, December 31, 2006, March 31, 2005, and March 31, 2006, respectively.

5. Borrowings and Convertible Notes
-----------------------------------


Short-term borrowings at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, consisted of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, were 1.375 percent and 1.464 percent, respectively.


Long-term borrowings at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, consisted of the following:


                                                                                          (Unit: Thousands of yen)

--------------------------------------------------------------------------------------------------------------------

                                                        At the end of the third
                                                      quarter of the fiscal year    At the end of the fiscal year
                                                         ended March 31, 2005            ended March 31, 2004
                                                       (As of December 31, 2004)        (As of March 31, 2004)
--------------------------------------------------------------------------------------------------------------------

  Unsecured  long-term  loans  payable  to  banks,                        229,000
    maturing  at  various   dates   through  2007.
    Weighted   average  interest  rate  was  3.175
    percent  at the end of the  third  quarter  of
    the fiscal year ended March 31, 2005

  Secured   long-term   loans  payable  to  banks,                      2,600,000                       1,000,000
    maturing  at  various   dates   through  2007.
    Weighted   average  interest  rate  was  1.773
    percent  at the end of the  third  quarter  of
    the fiscal  year  ended  March 31,  2005,  and
    1.686  percent at the end of the  fiscal  year
    ended March 31, 2004.

  Secured   long-term   loans  payable  to  banks,                      1,400,000                       2,400,000
    maturing  at  various   dates   through  2007.
    Interest  is payable at a variable  rate based
    on  TIBOR.  All  interest  is  converted  to a
    fixed  interest  rate  through  interest  rate
    swap   contracts.   Weighted   average   fixed
    interest  rate was 1.926 percent at the end of
    the third  quarter  of the  fiscal  year ended
    March 31, 2005,  and 1.748  percent at the end
    of the fiscal year ended March 31, 2004.

  Long-term  installments loans payable at various                        345,433                         456,265
    dates through 2007. Weighted average interest
    rate was 2.55 percent at the end of the third
    quarter of the fiscal year ended March 31, 2005,
    and 2.55 percent at the end of the fiscal year
    ended March 31, 2004.
--------------------------------------------------------------------------------------------------------------------

  Total                                                                 4,574,433                       3,856,265
--------------------------------------------------------------------------------------------------------------------

  Less current portion                                                 (2,185,094)                     (1,548,246)
--------------------------------------------------------------------------------------------------------------------

  Long-term borrowings, less current portion                            2,389,339                       2,308,019
--------------------------------------------------------------------------------------------------------------------

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt.


On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan was YEN 345,433 thousand and YEN 456,265 thousand at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, respectively, and the loan is secured by a first priority pledge against a claim for the guarantee deposits of YEN 1,705,036 thousand. Also, the Company provided banks with collateral for outstanding loans by means of establishing a second priority pledge against such guarantee deposits.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding at the end of the third quarter of the fiscal year ended March 31, 2005, and at the end of the fiscal year ended March 31, 2004, was YEN 1,789,156 thousand and YEN 800,906 thousand, respectively.


The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of YEN 15,000,000 thousand were issued on April 11, 2000. The notes are convertible at the option of the holders currently at YEN 19,875 thousand per share at any time on or before March 15, 2005. The notes are currently redeemable at the Company's option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company's shares for a certain period prior to giving notice of redemption is at least 140 percent of the conversion price. For the fiscal year ended March 31, 2004, and third quarter of the fiscal year ended March 31, 2005, the Company repurchased and cancelled a portion of convertible notes. At March 31, 2004, and at December 31, 2004, the Company had outstanding convertible notes of YEN 11,832,000 thousand and YEN 11,088,000 thousand, respectively.


For the third quarter of the fiscal year ended March 31, 2005, IIJ concluded a securities loan agreement with a financial institution and in exchange for securities received cash of YEN 722,800 thousand, as of December 31, 2004. Such transactions are accounted for as secured loans. Proceeds (amount received) from the agreement are shown as payable under securities loan agreement. IIJ pays interest on such loans at a variable rate 0.56% above LIBOR. The interest rate was 0.6311% at December 31, 2004.


IIJ provided available-for-sale securities of YEN 989,600 thousand as lending stock for the securities loan agreement.


6. Commitments and Contingent Liabilities


The Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.


In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ's initial public offering. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ's initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an `omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ's underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to IIJ's portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ's insurer based on the settlement agreement and an individual agreement between IIJ and IIJ's insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter.


7. Derivative and Other Financial Instruments


Interest Rate Swap Agreement
----------------------------


The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company's policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institutions.


Changes in fair value of interest rate swaps designated as hedging instruments is reported in accumulated other comprehensive income during the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004.


Changes in fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income during the third quarter of the fiscal year ended March 31, 2005, and the fiscal year ended March 31, 2004. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are "at the market," so they have zero value at inception. Thus, there was no ineffectiveness recognized in earnings for the third quarter of the fiscal year ended March 31, 2005, and the year ended March 31, 2004. At December 31, 2004, the notional amount of interest rate swap contracts amounted to YEN
1,400,000 thousand, and net derivative loss on those contracts totaled YEN 13,966 thousand.


8. Subsequent Events


(for the third quarter of the fiscal year ended March 31, 2005)


The Company repaid all of the outstanding  amount of the convertible  notes due March 2005, on the due date of March 31, 2005 with the proceeds from cash and cash equivalent and gain on sale of a portion of available-for-sale securities through the fiscal year ended March 31, 2005. Proceeds and gross realized gain from this sale were YEN 2,614,768 thousand and YEN 2,477,607 thousand, respectively.


(5) Other


There are no applicable items.





The above represents a translation of the original version in the Japanese language.

EXHIBIT 5
---------


[English Translation]
                                                       May 28, 2005

                                                       Koichi Suzuki
                                                       President, Chief
                                                       Executive Officer and
                                                       Representative
                                                       Director
                                                       Internet Initiative Japan
                                                       Inc.
                                                       1-105 Kanda Jinbo-cho
                                                       Chiyoda-ku, Tokyo
                                                       Japan

To: Shareholders


                Public Notice on Resolution of Board of Directors
                             for New Share Offering


We are pleased to advise you of the public offering of new shares, as resolved by the meeting of the Board of Directors held on May 27, 2005 as follows.

1.       Number of new shares to be issued: 2,500 shares of common stock

2.       Issue price:
         To be determined by the method as prescribed in Article 7-2 of No. 14 Rules of Fair Practice of the Japan Securities Dealers Association.

3.       Amount of issue price not to be included in stated capital:
         Amount of the issue price determined pursuant to Item 2 above, less the amount to be incorporated into the stated capital. The amount to be incorporated into the stated capital means one half of the issue price, and any fraction less than one yen remaining after the calculation shall be rounded up to the nearest yen.

4.       Method of offering:
         Public offering. Daiwa Securities SMBC Co.Ltd., Nomura Securities Co., Ltd., Mizuho Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Nikko Citigroup Limited, Shinko Securities Co., Ltd., Okasan
         Securities  Co.,  Ltd.,  SMBC  Friend  Securities  Co.,  Ltd.,  Takagi

         Securities Co., Ltd., Maruhachi Securities Co., Ltd., MONEX BEANS, Inc., Rakuten Securities, Inc. and Retela Crea Securities Co., Ltd. will jointly and severally subscribe for all shares.

5.       Payment date:
         Wednesday, June 22, 2005

6.       Commencement date for accrual of dividends:
         April 1, 2005

7. Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan.


                          Notice of Secondary Offering

Along with the aforementioned new share offering, the Company will make a secondary offering of 900 shares of common stock held by its shareholders. The Company may also simultaneously offer common shares to be borrowed by Daiwa Securities SMBC Co.Ltd. from the Company shareholders to the maximum limit of 500 shares.


                                      Note

The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons, unless the shares have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

The above represents a translation of the original version in the Japanese language.

EXHIBIT 6
---------

For Immediate Release

            IIJ Announces Director and Executive Officer Nominations
            --------------------------------------------------------

Tokyo, May 30, 2005 -- Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced the nomination of the following candidates for positions on the Company's Board of Directors.

Four new Directors were nominated: Mr. Hiroyuki Hisashima, Mr. Kazuhiro Tokita, Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa. Mr. Hisashima has been Division Director of the Technology Department of IIJ since April 2004 and has also been a Director of IIJ Technology Inc. (IIJ-Tech) since June 2003. Mr. Tokita has been Deputy Division Director of the Sales Department of IIJ since April 2005 and also Director of IIJ-Tech since September 2002. Mr. Yoshifumi Nishikawa is a President & CEO of Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Financial Group, Inc. Mr. Junnosuke Furukawa is a Director, Member of the Board & Senior Advisor of The Furukawa Electric Co., Ltd.

One new Statutory Auditor was nominated: Mr. Hirofumi Takahashi. Mr. Takahashi has served as an Adviser of IIJ since August 2002.

Mr. Kazumasa Utashiro will finish his term as, and retire from the position of, director at the closing of ordinary general meeting of shareholders on June 29, 2005.

These nominations are subject to the approval of IIJ's Ordinary General Meeting of Shareholders that will be held on June 29, 2005 and to the approval of the Board of Directors at a meeting that will be held on the same day. If such approvals are obtained, as of June 29, 2005, our directors and executive officers will be as follows:


President                       Mr. Koichi Suzuki               Chief Executive Officer and Representative Director

Executive Vice Presidents       Mr. Toshiya Asaba               Chief Technology Officer
                                Mr. Fukuzo Inoue                Division Director of Administrative Department

Managing Director               Mr. Hideshi Hojo                Division Director of Sales Department

Directors                       Mr. Takamichi Miyoshi           General Manager of Strategy Planning Division
                                Mr. Akihisa Watai               Chief Financial Officer and Chief Accounting Officer
                                Mr. Hiroyuki Hisashima (1)      Division Director of Technology Department
                                Mr. Kazuhiro Tokita (1)         Deputy Division Director of Sales Department
                                Mr. Yasurou Tanahashi (2)
                                Mr. Takashi Hiroi (2)
                                Mr. Yoshifumi Nishikawa (1) (2)
                                Mr. Junnosuke Furukawa (1) (2)

Standing Statutory Auditor      Mr. Hideki Matsushita

Statutory Auditors              Mr. Masaki Okada (3)
                                Mr. Masaaki Koizumi (3)
                                Mr. Hirofumi Takahashi (1)

(1) New appointments
(2) Outside Directors
(3) Outside Statutory Auditors


About IIJ

Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


For inquiries, contact:
IIJ Corporate Communications
Tel: +81-3-5259-6310  E-mail: press@iij.ad.jp  URL: http://www.iij.ad.jp/